SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

February 19, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications to release fourth quarter and annual results for 2014 on march 11, 2015

PARTNER COMMUNICATIONS TO RELEASE FOURTH QUARTER
AND ANNUAL RESULTS FOR 2014 ON MARCH 11, 2015

ROSH HA'AYIN, Israel, February 19, 2015 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that it will release its financial results for the year and quarter ended December 31, 2014 on Wednesday, March 11, 2015.

The Company will host a conference call to discuss its financial results on Wednesday, March 11, 2015 at 11.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please dial the following numbers (at least 10 minutes before the scheduled time) in order to participate:
International: +972.3.918.0610
North America toll-free: +1.888.407.2553
A live webcast of the call will also be available on Partner's Investors Relations website at: www.orange.co.il/en/Investors-Relations/lobby/

If you are unavailable to join live, the replay of the call will be available from March 11, 2015 until March 18, 2015, at the following numbers:
International: +972.3.925.5921
North America toll-free: +1.888.782.4291

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contact:

Mr. Ziv Leitman Chief Financial Officer Tel: +972 (54) 781 4951	Ms. Elana Holzman Head of Investor Relations Tel: +972 (54) 781 4383 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: February 19, 2015